Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158
August 18, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attn: Mr. Raymond Be, Esq.

Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X S&P 500® Christian Values ETF (the “Fund”) included in Post-Effective Amendment No. 823, (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to your oral comments provided on August 5, 2025 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2025, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PROSPECTUS – PRINCIPAL INVESTMENT STRATEGIES

1.     Comment: In the third paragraph of the indicated section, please clarify what is meant by “…which include, but are not limited to ….” If there are other activities that the Underlying Index will exclude, please list them.

    Response: Registrant has updated the relevant section as follows:
~~As of [ ], the~~ The S&P 500® Christian Values Screened Index excludes companies involved in activities inconsistent with the beliefs outlined in this framework, ~~which include, but are not limited to, [~~ as determined by Bountiful Financial, LLC. As of August 19, 2025, the S&P 500® Christian Values Screened Index excludes companies belonging to the GICS “Interactive Home Entertainment” sub-industry as well as companies involved in the following activities: ~~include, but are not limited to,~~ abortion, adult entertainment, alcohol, cannabis, controversial weapons, gambling, predatory lending, private prisons, stem cells and/or tobacco~~]~~.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
August 18, 2025

2.     Comment: Please consider disclosing the number of companies within the Fund’s universe that are eliminated from the index as the result of these screenings, and the values/industries that represent the most exclusions.

Response: The Registrant has added the below text to the indicated section. The Registrant notes that the number of companies eliminated from the S&P 500 Index as a result of the Underlying Index’s screening criteria can be determined by subtracting the number of Underlying Index constituents from the total number of constituents in the S&P 500 Index. The Registrant has also respectfully considered providing value/industry-specific data on exclusions, but is unaware of a requirement to do so and respectfully declines.
As of ~~[ ]~~ August 5, 2025 the Underlying Index had ~~[ ]~~470 constituents.

3.     Comment: In an appropriate location, consider disclosing the involvement thresholds for particular activities, as well as more detailed explanations of what the excluded activities are.

Response: The Registrant has updated Item 9 as follows:

As of August 19th, 2025 the S&P 500® Christian Values Screened Index excludes companies belonging to the GICS “Interactive Home Entertainment” sub-industry and companies exceeding the level of involvement revenue thresholds as outlined below.

S&P Global Business Involvement	S&P Global Category of Involvement and Description	S&P DJI Level of Involvement Threshhold
Abortion	Operations: This screen covers companies that own and/or operate one or more acute hospitals or surgical centers, which have the capacity to perform abortions.	>0%
	Production: This screen covers companies that are involved in the manufacturing or production of abortifacient products.	≥5%
Alcohol	Production: This screen covers companies that are involved in the manufacturing of alcoholic beverages.	≥25%

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
August 18, 2025

Stem Cells	Use of Stem Cells in Therapy Development: This screen covers companies that are involved in therapies leveraging the use of human embryonic stem cells or other fetal cell lines.	>0%
	Use of Stem Cells in Therapy Development: This screen covers companies that are involved in therapies leveraging the use of human embryonic stem cells or other fetal cell lines.	>0%
	Use of Stem Cells in Technologies and Products: This screen covers companies which develop tailor-made supporting technologies and products for human embryonic stem cells or fetal cell lines.	>5%
Adult Entertainment	Production: This screen covers companies that are involved in the production of adult entertainment products.	>0%
	Retail and Distribution: This screen covers companies that are involved in the retail/distribution of adult entertainment products.	≥5%
Gambling	Operations: The screen covers companies that own and/or operate a gambling establishment.	≥5%
	Specialized Equipment: The screen covers companies that manufacture specialized equipment used exclusively for gambling.	≥50%
	Supporting Products and Services: The screen covers companies that provide supporting products/services to gambling operations.	≥5%
Tobacco	Production: The screen covers companies that are involved in the manufacturing of tobacco.	>0%
	Retail and Distribution: The screen covers companies involved in the retail and/or distribution of tobacco as part of their offerings.	≥10%
Cannabis	Wholesale (Recreational): This screen covers companies involved in the wholesale production and cultivation of cannabis for the recreational market.	>5%
	Retail (Recreational): This screen covers companies involved in the retail of cannabis for the recreational market.	>5%
Predatory Lending	Operations: The screen covers companies that are involved in predatory lending activities.	>0%

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
August 18, 2025

Private Prisons	Operations: The screen covers companies that are involved in private prisons.	≥10%
Controversial Weapons
Customized Weapons: This screen covers companies involved in the manufacturing of the components of a weapon. These components are intended solely for use in the production and are essential for the functioning of Anti-Personnel Mines, Biological and Chemical Weapons, Blinding Laser Weapons, Cluster Munitions, Depleted Uranium and Incendiary Weapons*.
>0%

PROSPECTUS – ADDITIONAL INFORMATION ABOUT THE FUND
4.     Comment: In the third sentence of the paragraph at the top of page 2, please explain what the term free float market capitalization means.

Response: The Registrant has updated the relevant section as follows:

The Underlying Index implements a free float market capitalization weighting, which measures a company’s market capitalization by multiplying the equity’s price by the number of its shares readily available to be traded in the market (“free float”). After screening for Christian Values, the Underlying Index reweights the remaining constituents so that the Underlying Index's, which sector exposures match the sector exposures of the S&P 500® Index. To achieve this, a "Sector Weight Factor" is calculated for each sector at each quarterly rebalancing. The Sector Weight Factor is calculated by dividing the free float market capitalization of the sector within the S&P 500® Index by the free float market capitalization of that same sector within the Underlying Index. This factor is then assigned to all remaining stocks within that sector. The weight of each stock in the index is proportional to its free float market capitalization and its Sector Weight Factor determined as of the last business day from the month prior to the rebalancing. Any existing or potential constituent of the Underlying Index that S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) (the "Index Provider") determines does not meet the standards as defined above as of the quarterly review will be excluded from the Underlying Index.

U.S. Securities and Exchange Commission
Attention: Mr. Raymond Be, Esq.
August 18, 2025

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,

                    /s/ Jasmin Ali
                    Jasmin Ali
                    General Counsel